

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

November 14, 2006

Mr. Richard C. Honour
President and Chief Financial Officer
Viridax Corporation
270 NW 3rd Court
Boca Raton, Florida 33432-3720

> **RE:** **Viridax Corporation**
> **Response Letter filed August 11, 2006**
> **Form 10-KSB for Fiscal Year Ended April 30, 2006**
> **Forms 10-QSB for Fiscal Quarter Ended July 31, 2006**
> **File No. 0-33473**

Dear Mr. Honour:

We have reviewed your response to our prior comments and the above referenced filings and have the following additional comments. As indicated, we believe you should revise your disclosures in future filings in response to some of these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended April 30, 2006

Item 8A. Controls and Procedures, page 16

1. We note that you state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported with the time periods specified in the applicable rules and forms. Please revise in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that

information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. This comment should also be complied with in your future filings on Form 10-QSB. See Exchange Act Rule 13a-15(e).

Financial Statements

Note 2. Summary of Significant Accounting Policies
Bacteriophage Material, page F-10

2. We have reviewed your response to prior comment no. 2 in our letter dated July 14, 2006. We note that in your response you describe the bacteriophage material you acquired on April 24, 2005 as biological starting materials. The appraisal report indicates that the valuation of the bacteriophage material was based on management's best estimates of prospective financial information based on the utilization of the bacteriophage material in an in-process research and development project as of the valuation date. In the last paragraph on page 20 of the appraisal the bacteriophage material is described as in-process research and development. We note this description elsewhere in the appraisal. Also on page 17 of the appraisal we note the statement that "Although the bacteriophage material has an alternative use (there is a market in other countries), the Company prefers to expedite the commercialization of the phages." In light of these factors, please confirm to us, if true, that at the date of its acquisition the bacteriophage material had an alternative future use, without any alteration or modification. If this is not the case, it appears that you should revise your financial statements to write-off the cost of the bacteriophage material as in-process research and development costs at the date of its acquisition.

3. If at the date of its acquisition the bacteriophage material had an alternative future use and is being used in research and development activities, please tell us what consideration you have given to amortizing the intangible asset. Reference is made to SFAS 2, paragraph 11.c.

Exhibits 31.1 and 31.2 Certifications

4. The certifications provided by your principal executive and principal financial officers in paragraph 4 (a) refer to the period during which this quarterly report is being prepared instead of the period during which this annual report is being prepared. Please revise in future filings. The certifications required must be in the exact form set forth in Item 601(b)(31) of Regulation S-B.

As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, Donna DiSilvio at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief